SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 TO

SCHEDULE 13E-3

(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Husker Ag, LLC

(Name of Issuer)

Husker Ag, LLC

Robert E. Brummels

Ronald A. Fick

Kent A. Friedrich

Stanley Gyberg

James Hall

Mike Kinney

Walter Kittrell

Fredrick J. Knievel

James Krause

David Stearns

J. Alex Thramer

Gerald Winter

Leonard Wostrel

(Name of Persons Filing Statement)

Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Douglas D. Murray

Dennis J. Fogland

Baird Holm LLP

1700 Farnam Street

1500 Woodmen Tower

Omaha, Nebraska 68102

(402) 344-0500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$10,920,586.30	$429.18

*	For purposes of calculating the fee only. Estimated transaction valuation is based on the book value per membership unit of common equity as of March 31, 2008 ($2,445.82) to be exchanged in the reclassification transaction for Class A-1 membership units. The estimated transaction valuation is equal to the product obtained by multiplying (A) the March 31, 2008 book value of $2,445.82 by (B) the estimated total number of membership units (4,465) owned by all members who are record holders of 20 or fewer membership units in each member’s account immediately prior to the effective time of the reclassification transaction to which this Rule 13e-3 Transaction Statement relates.

**	The payment of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, equals the Transaction Valuation multiplied by .0000393.

☒	Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$417.11	Filing Party:	Husker Ag, LLC
Form or Registration No.:	Schedule 13E-3	Date Filed:	January 18, 2008

Amount previously paid:	$29.75	Filing Party:	Husker Ag, LLC
Form or Registration No.:	Schedule 13E-3 – Amendment No. 1	Date Filed:	April 23, 2008

Amount previously paid:	$17.40	Filing Party:	Husker Ag, LLC
Form or Registration No.:	Schedule 13E-3 – Amendment No. 2	Date Filed:	May 28, 2008

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed jointly by Husker Ag, LLC, a Nebraska limited liability company (the “Company”), Robert E. Brummels, Ronald A. Fick, Kent A. Friedrich, Stanley Gyberg, James Hall, Mike Kinney, Walter Kittrell, Fredrick J. Knievel, James Krause, David Stearns, J. Alex Thramer, Gerald Winter, and Leonard Wostrel, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the result of the Rule 13e-3 transaction subject to this Schedule 13E-3 Transaction Statement.

On July 8, 2008, the Company held a Special Meeting of Members at which the members approved the Third Amended and Restated Operating Agreement. The Third Amended and Restated Operating Agreement includes, among other things, the reclassification of the Company’s original membership units held by members who are the record holders of 20 or fewer membership units. Accordingly, on July 10, 2008, the Company’s original membership units held by members who were the record holders of 20 or fewer membership units were reclassified on the basis of one Class A-1 member unit for each original membership unit held by such members immediately prior to the effective time of the reclassification. All other membership units, now referred to as Class A membership units, remain outstanding and are unaffected by the reclassification except as described in the Company’s proxy statement described below.

The reclassification has reduced the number of holders of our Class A member units to less than 300, enabling the Company to terminate its registration and suspend its reporting obligations with the Securities and Exchange Commission. The Company intends to file a Form 15 with the Securities and Exchange Commission to cease reporting as a public company as soon as practicable.

Pursuant to General Instructions F and G to Schedule 13E-3, the definitive proxy statement of the Company filed on June 6, 2008 including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety.

Exhibits:

24.1	Power of Attorney executed by Leonard Wostrel
24.2	Power of Attorney executed by Ronald A. Fick
24.3	Power of Attorney executed by Stanley Gyberg
24.4	Power of Attorney executed by James Hall
24.5	Power of Attorney executed by Walter Kittrell
24.6	Power of Attorney executed by James Krause
24.7	Power of Attorney executed by David Stearns
24.8	Power of Attorney executed by J. Alex Thramer
24.9	Power of Attorney executed by Gerald Winter
24.10	Power of Attorney executed by Fredrick J. Knievel
24.11	Power of Attorney executed by Robert E. Brummels
24.12	Power of Attorney executed by Kent Friedrich

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2008	HUSKER AG, LLC

	By:	/s/ Mike Kinney
	Name:	Mike Kinney
	Title:	Chairman of the Board

OTHER FILING PERSONS:

/s/ Robert E. Brummels*
Robert E. Brummels

/s/ Ronald A. Fick*
Ronald A. Fick

/s/ Kent A. Friedrich*
Kent A. Friedrich

/s/ Stanley Gyberg*
Stanley Gyberg

/s/ James Hall*
James Hall

/s/ Mike Kinney
Mike Kinney

/s/ Walter Kittrell*
Walter Kittrell

/s/ Fredrick J. Knievel*
Fredrick J. Knievel

/s/ James Krause*
James Krause

/s/ David Stearns*
David Stearns

/s/ J. Alex Thramer*
J. Alex Thramer

/s/ Gerald Winter*
Gerald Winter

/s/ Leonard Wostrel*
Leonard Wostrel

* — By Mike Kinney pursuant to Power of Attorney